ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

10 March 2015

Director/PDMR Shareholding

The Companies announce that, on 9 March 2015, Mr E Engstrom, a Director, sold the following
Reed Elsevier PLC (“RE PLC”) and Reed Elsevier NV (“RE NV”) securities:

Company		No. of ordinary shares/ADRs*	Sale price per share/ADR**
RE PLC RE PLC RE NV RE NV	232,793 1,936*	247,481 46,420*	£11.3204 $68.5004** €22.7451 $49.3012**

* One Reed Elsevier PLC ADR is equivalent to four ordinary Reed Elsevier PLC shares and one Reed Elsevier NV ADR is equivalent to two Reed Elsevier NV ordinary shares.

Following the above transactions, Mr Engstrom’s interests in the share capital of RE PLC and RE NV are:

127,040 RE PLC ordinary shares

521,556 RE NV ordinary shares

- ENDS -

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